Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 30, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update our description of common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated our Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in this Second Follow-on Offering up to $67,475,141 in our common shares in our Second Follow-on Offering (comprising $62,831,545 in shares in our primary offering and $4,643,596 in shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of August 31, 2024, we had raised total aggregate gross offering proceeds of approximately $142,969,000 and had issued approximately 14,028,000 common shares in the Offerings, purchased by approximately 7,600 unique investors.

In addition, as of the date of this supplement, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of common shares outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares – Quarterly Share Repurchase Program.”

Distributions

On September 1, 2024, our Manager authorized a daily cash distribution of $0.0014827397 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on September 1, 2024 and ending on September 30, 2024 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about October 15, 2024.

This distribution equates to approximately 6.0% on an annualized basis assuming a $9.02 per share net asset value (“NAV”) (the current purchase price beginning on September 1, 2024 and ending on September 30, 2024), calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of September 30, 2024, cumulative since inception, we have paid 95 consecutive monthly distributions to shareholders totaling over $38,500,000 of which approximately $17,900,000 was paid in cash and $20,600,000 was reinvested in our shares pursuant to the distribution reinvestment plan.